Exhibit 99.1

InMode Announces Departures of President of North America, Chief Medical
Officer and VP of Sales USA as Part of a Global Reorganization Strategy

YOKNEAM, Israel, October 1, 2024 -- InMode Ltd. (Nasdaq: INMD), a leading global provider of innovative medical technologies today announced the departure of Shakil Lakhani, President of North America effective September 30, 2024. His departure follows that of Dr. Spero Theodorou, Chief Medical Officer, and Dan Wilson, VP of Sales USA.

In addition to the departure of the three executives from InMode's North American operations, over the last few months, InMode has changed the management teams in three of its subsidiaries in Europe: InMode UK, InMode Iberia and InMode France.

These changes come as part of InMode's ongoing effort to establish an optimal company structure that aligns with its global expansion and penetration into new business verticals. As the Company continues to expand into the wellness sector, it has become clear that a reorganization is necessary to ensure that InMode has the right structure, and skill sets in place to support future goals.

InMode has a full pipeline of new platforms, with over a dozen already in the market and more on the horizon. To manage this growth effectively, the role of President of North America will be divided into separate roles, each providing the focus needed for the Company’s evolving business landscape.

Moshe Mizrahy, InMode’s CEO, said, “This new structure is designed to enhance operational efficiency of our North American operations. This reorganization marks an important step in InMode's evolution as a global company and demonstrates our commitment to building a robust infrastructure for future growth. I will be working closely with the executive team in North America to guide this transition.

“We thank Shakil, Spero and Dan and wish them the best of luck in their future endeavors. We look forward to the exciting opportunities ahead,” concluded Moshe Mizrahy.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radiofrequency ("RF") technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode and its wide array of medical technologies, visit www.inmodemd.com.

Investor Relations Contact:
Miri Segal-Scharia
MS-IR LLC
ir@inmodemd.com
917-607-8654